# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

# Form 8-K

### CURRENT REPORT
### Pursuant to Section 13 or 15(d)
### The Securities Exchange Act of 1934

### Date of Report (Date of earliest event reported):  October 13, 2008

## EXPRESSJET HOLDINGS, INC.
*(Exact name of registrant as specified in its charter)*



| **Delaware** | **1-31300** | **76-0517977** |
|---|---|---|
| (*State or other jurisdiction of incorporation*) | *(Commission File Number)* | *(IRS Employer Identification No.)* |

| **700 North Sam Houston Parkway West, Suite 200** | **77067** |
|---|---|
| **Houston, Texas** | *(Zip Code)* |
| *(Address of principal executive offices)* | |

**832-353-1000**
*(Registrant's telephone number, including area code)*

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item    8.01    Other Events.

On October 13, 2008, we issued a press release announcing our September 2008 traffic performance.  The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item    9.01    Financial Statements and Exhibits.

99.1 Press Release.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**<u>EXPRESSJET HOLDINGS, INC.</u>**
<u>(Registrant)</u>

Date: October 14, 2008                    /s/ Phung Ngo-Burns
                                          Phung Ngo-Burns
                                          Vice President and Chief Financial Officer

## EXHIBIT INDEX

99.1    Press Release

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